LEAD INVESTOR



**Arnoud Aalbersberg**

I live in he Netherlands, where there are more bicycles than people (!). I have owned close to 50 bikes so far in my life. Hardly any innovations over the years. Even e-bikes look the same as bicycles did 50 years ago. Not Reevo. If you have seen this next gen e-bike, you will never get it of your retina anymore. It is clear that Beno is changing the e-bike game. Solving multiple problems in the meantime such as bicycle theft! I am confident that the passionate team of Beno will change how we experience mobility in a sustainable way. I am excited to be on board and to take this e-ride worldwide with our co-investors.

**Invested $100,000 this round**